UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10095

DELTA WOODSIDE INDUSTRIES, INC.

 (Exact name of registrant as specified in its charter)

700 North Woods Drive
Fountain Inn, South Carolina  29644
(864) 255-4100

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

COMMON STOCK PURCHASE RIGHTS (PURSUANT TO SHAREHOLDER
RIGHTS AGREEMENT DATED AS OF DECEMBER 10, 1999, AS AMENDED)

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:  Zero.  Pursuant to the First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc., and Delta Mills Marketing Inc., dated July 17, 2007 (the “Plan of Liquidation”), which was confirmed by order of the United States Bankruptcy Court for the District of Delaware dated October 9, 2007 and entered on October 10, 2007, on the Effective Date (as defined in the Plan of Liquidation), among other matters, all the outstanding shares of common stock of Delta Woodside Industries, Inc. (the “Registrant”), and all other Interests (as defined in the Plan of Liquidation) (including, without limitation, the common stock purchase rights entitling registered holders to purchase shares of common stock from the Registrant) are cancelled and extinguished.  The Effective Date is October 23, 2007, the date of this Certification and Notice on Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Delta Mills, Inc., as successor by merger to Delta Woodside Industries, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 23, 2007	By:	/s/ Leon Szlezinger
Leon Szlezinger
Chief Designated Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.